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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                      INTERNATIONAL NURSING SERVICES, INC.
                      ------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    460093404
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Goida Wilk
                              377 Lange Leemstraat
                               Antwerpen, Belgium
                               ------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 23, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                    Schedule 13D
--------------------------------------------------------------------------------
CUSIP No. 460093404                  13D                       Page 2 of 5 Pages
          ---------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Newark Sales Corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Bahamas

                           7.       SOLE VOTING POWER
  NUMBER OF                         120,604
    SHARES
 BENEFICIALLY              8.       SHARED VOTING POWER
   OWNED BY                         -0-
     EACH
  REPORTING                9.       SOLE DISPOSITIVE POWER
 PERSON WITH                        720,604

                           10.      SHARED DISPOSITIVE POWER
                                    -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    720,604

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    11.39%

14.      TYPE OF REPORTING PERSON*

                                    CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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                                                               Page 3 of 5 Pages

         This statement constitutes Amendment No. 1 to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 30, 1996 (the "Original Statement"), of Newark Sales Corp. ("NSC"). All defined terms hereunder have the meanings set forth in the Original Statement. This Amendment No. 1 reflects certain material changes in the information set forth in the Original Statement, as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) NSC beneficially owns 720,604 shares of the Company's Common Stock, assuming that (i) the Conversion Price of the Preferred Stock as of the date of this filing is $1.25 per share and (ii) all Preferred Stock and Warrants are converted and exercised, as the case may be. Assuming further that the total number of outstanding shares of the Company's Common Stock is 5,729,976 prior to such conversion and exercise NSC beneficially owns approximately 11.39% of the total outstanding.

         (c) On December 20, 1996, NSC converted 10 shares of Preferred Stock, including all accrued dividends, into 133,972 shares of Common Stock, at a conversion price of $0.778125 per share. On January 9, 1997, NSC converted 15 shares of Preferred Stock, including all accrued dividends, into 209,589 shares of Common Stock, at a conversion price of $0.75 per share. The following sale transactions were effected by NSC during the past sixty days:

               Purchase or
Date              Sale            Amount        Price per Share
----           -----------        ------        ---------------
12/20/96            Sale            5,000               1.0625
12/20/96            Sale            5,000               1.05
12/23/96            Sale            2,700               1.03125
12/23/96            Sale           11,500               1.03125
12/23/96            Sale           13,500               1.03125
12/23/96            Sale           12,000               1.0
12/23/96            Sale           13,000               1.03125
12/23/96            Sale              257               1.0625
12/23/96            Sale           10,000               1.0625
12/24/96            Sale           12,500               1.03125
12/24/96            Sale            5,000               1.0625
12/24/96            Sale            5,000               1.0625
12/24/96            Sale            5,000               1.0625
12/24/96            Sale           10,000               1.0625
12/24/96            Sale           10,000               1.05
12/26/96            Sale            5,500               1.0625
12/26/96            Sale            2,000               1.0625
12/31/96            Sale           10,000               1.0

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                                                               Page 4 of 5 Pages


12/31/96            Sale           22,000               1.0
12/31/96            Sale           12,000               1.0
12/31/96            Sale            5,000               1.03125
12/31/96            Sale           10,000               1.03125
12/31/96            Sale           13,000               1.0
01/07/97            Sale           23,000               0.96875


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                                                               Page 5 of 5 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 1996

                                                     NEWARK SALES CORPORATION

                                                     By: /s/ Goida Wilk
                                                        ------------------------
                                                     Title: President